UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Aura Health Inc.

Legal status of Issuer:

    Form:

    Corporation

    Jurisdiction of Incorporation/Organization:

    Delaware

    Date of Organization:

    December 18, 2015

Physical Address of Issuer:

1 Ferry Building, Suite 201, San Francisco, CA 94111, United States

Website of Issuer:

https://www.aurahealth.io

Is there a Co-Issuer? _X_ *Yes* ___ *No*

Name of Co-Issuer:

Aura Health CF Investors SPV, LLC

Legal status of Co-Issuer:

    Form:

    Limited Liability Company

    Jurisdiction of Incorporation/Organization:

    Delaware

Date of Organization:

January 23, 2023

Physical Address of Co-Issuer:

1 Ferry Building, Suite 201, San Francisco, CA 94111, United States

Website of Co-Issuer:

None

Current Number of Employees:

6

	Most recent fiscal year-end (2024)*	Prior fiscal year-end (2023)*
Total Assets	$3,121,416	$2,526,230
Cash & Cash Equivalents	$2,140,097	$1,657,769
Accounts Receivable	$341,262	$314,971
Current Liabilities	$3,445,297	$3,582,000
Long-Term Liabilities	$0	$203,165
Revenues/Sales	$7,277,916	$6,692,649
Cost of Goods Sold	$2,130,275	$2,031,196
Taxes Paid	$0	$0
Net Income/(Loss)	$(1,216,360)	$(2,089,961)

*Reflects the financial results for the Issuer, Aura Health, Inc., for the periods noted.

TABLE OF CONTENTS
FORM C-AR


April 30, 2025

Aura Health Inc.




This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by Aura Health Inc. ("**Aura,**" the "**Company**," "**we**," "**us**," or "**our**") for the sole purpose of providing certain information about the Company as required by the U.S. Securities and Exchange Commission ("**SEC**" or "**Commission**"). Additionally, the investments were made through Aura Health CF Investors SPV, LLC, a special purpose investment vehicle exempt from registration under the Investment Company Act pursuant to Rule 270.3a-9 promulgated under the Securities Act of 1933 (the "**Co-Issuer**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The SEC does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission and annually post the report on its website at https://www.aurahealth.io no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party or (5) the liquidation or dissolution of the Company.


The date of this Form C-AR is April 30, 2025.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.


ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information different from that contained in this Form C-AR. If anyone provides you with different or inconsistent information, you should not rely on it. Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein or therein, including Exhibit A and Exhibit B, contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections regarding its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statements made in this Form C-AR or any documents incorporated by reference herein or therein is accurate only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR, whether as a result of new information, future developments or otherwise, or to conform these statements to actual results or to changes in our expectations.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

Neither the Company nor the Co-Issuer, nor their controlling persons, are subject to any bad actor disqualifications under any relevant U.S. securities laws.

Neither the Company nor the Co-Issuer, nor their controlling persons, are subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form C-AR to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

Aura Health Inc.
_____
(Issuer)

By: /s/ Seki Steve Lee
_____
(Signature)

Seki Steve Lee
_____
(Name)

Chief Executive Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Seki Steve Lee
_____
(Signature)

Seki Steve Lee
_____
(Name)

Director
_____
(Title)

April 30, 2025
_____
(Date)

/s/ Jungki Daniel Lee
_____
(Signature)

Jungki Daniel Lee
_____
(Name)

Director
_____
(Title)

April 30, 2025
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A
ANNUAL REPORT
(EXHIBIT A TO FORM C-AR)
April 30, 2025

Aura Health Inc.



SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in the Form C-AR and the Exhibits hereto. This summary may not contain all of the information that may be important to you. You should read the entire Form C-AR carefully, including this Exhibit A and Exhibit B therein.

Description of the Business

Aura Health Inc. is an all-in-one app for mental wellness content and services. Aura Health Inc. was originally incorporated on December 18, 2015, in Delaware under the name Wayfarer Mobile Technologies Inc. The Company subsequently changed its name on January 25, 2017 to Aura Health Inc.

The Company is located at 1 Ferry Building, Suite 201, San Francisco, CA 94111, United States.

The Company is qualified to conduct business in California and Delaware and sells its services through the internet throughout the United States and internationally.

The Company, having sold securities pursuant to Regulation Crowdfunding under the Securities Act of 1933, is filing this annual report pursuant to Rule 202 of Regulation Crowdfunding for the fiscal year ended December 31, 2024. We have filed this report as of the filing date above, and the report may be found on the Company's website.

The Company's website is https://www.aurahealth.io. The information on the Company available on or through our website is not a part of this Form C-AR.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks, including, but not limited to, those noted herein.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.

A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis. Additionally, geopolitical events, such as wars or conflicts, could result in global disruptions to supplies, political uncertainty and displacement. Each of these crises could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

The amount of capital the Company has on hand may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure additional funds. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Additionally, our future sources of revenue may not be sufficient to meet our future capital requirements. As such, we may require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide services for our products.

We depend on third party vendors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if vendors do not provide the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our services may be adversely impacted if companies to whom we delegate certain services do not perform to our, and our customers', expectations. Our vendors may also be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two vendors for a particular service.

We rely on various intellectual property rights in order to operate our business.

The Company relies on certain intellectual property rights, particularly trade secrets, to operate its business. The Company's intellectual property rights are unregistered and may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of its executive officers and key personnel.

We are dependent on our executive officers and key personnel. These persons may not devote their full time and attention to the matters of the Company. The loss of our executive officers and key personnel could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management and other personnel to develop additional expertise. We face intense competition for personnel, making recruitment time-consuming and expensive. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us, which could further delay or disrupt our product development and growth plans.

We need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with changes in the industry. Shortened product life cycles due to changing customer demands and competitive pressures may impact the pace at which we must introduce new products or implement new functions or solutions. In addition, bringing new products or solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate changing customer needs and trends. We must continue to respond to changing market demands and trends or our business operations may be adversely affected.

The development and commercialization of our products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

If we are unsuccessful in adding users of our app, or if our app clients decrease their level of engagement, our revenue, financial results, and business may be significantly harmed.

We sell a mental wellness and content app. The amount of users of our app and our client's level of engagement is critical to our success. Our financial performance is significantly determined by our success in adding, retaining, and engaging active users of our app and the services offered. If clients do not perceive our app or services provided thereunder to be useful, reliable, and trustworthy, we may not be able to attract or retain users or otherwise maintain or increase the frequency and duration of their engagement. There is no guarantee that we will not experience an erosion of our active client base or engagement levels in the future.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are subject to a wide range of federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we may incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Changes in federal, state or local laws and government regulation could adversely impact our business.

The Company is subject to legislation and regulation at the federal, state and local levels. New laws and regulations may impose new and significant disclosure obligations and other operational, marketing and compliance-related obligations and requirements, which may lead to additional costs, risks of non-compliance, and diversion of our management's time and attention from strategic initiatives. Additionally, federal, state and local legislators or regulators may change current laws or regulations which could adversely impact our business. Further, court actions or regulatory proceedings could also change our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government- imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

BUSINESS

Description of the Business

Aura Health Inc. is an all-in-one app for mental wellness content and services. Aura Health Inc. was originally incorporated on December 18, 2015, in Delaware under the name Wayfarer Mobile Technologies Inc. The Company subsequently changed its name on January 25, 2017 to Aura Health Inc.

Business Plan

Aura Health Inc. is the world's leading all-in-one app for mental wellness content and services.

The Industry Problem

Today's solutions for mental wellbeing are not enough. Mental wellbeing is one of our most foundational needs, yet 1 in 5 US adults experience mental illness each year, and 800M+ people suffer worldwide each year (*World Health Organization*).

The mental healthcare system provides critical support, but its 1-1 based care presents significant barriers to people such as cost, stigma, accessibility, and match quality. In response self-care apps have dramatically reduced barriers and proliferated to 100M+ downloads, but they provide one-size-fits-all content libraries.

The Company's Solution

A new marketplace democratizing access to mental wellness content and services. The Company has enabled coaches and therapists worldwide to shift digital and has created an all-in-one marketplace app that democratizes access to expert-created, personalized mental wellness content, community and coaching services. The Company allows vetted coaches and therapists to produce content, build communities and provide coaching easily and they can earn recurring income for content listened to by the Company's users and for their coaching clients. In turn, anyone can access the an extensive library of guided audio content as well as digital coaching services provided by coaches and therapists worldwide, intelligently personalized to each person.

By enabling coaches and therapists to create audio content at scale and shift digital, Aura provides one of the world's largest mental wellness content library and coaching marketplace in one simple app.

The Company plans to significantly expand its business by increasing sales and marketing, and investing in technology and product development. Any capital we raise in the future will empower us to expand our product development, increase sales and marketing efforts and grow out our infrastructure as we continue to aggressively grow and expand our business.

The Company's Products and/or Services

Product / Service	Description	Current Market
Aura	All-in-one mental wellness app	Direct-to-Consumer (mental wellness and mindfulness), B2B

Competition

The markets in which our services are sold are highly competitive.

There are several key competitors in the direct-to-consumer mental wellness and content market. The most notable competitors are the meditation apps Headspace and Calm.

Customer Base

Our customer base is focused on the direct-to-consumer market, serving primarily adults.

Supply Chain

Although the Company is dependent upon certain third party vendors, the Company has access to alternate service providers in the event its current third-party vendors are unable to provide services or any issues arise with its current vendors where a change is required to be made. The Company does not believe the loss of a current third-party vendor or service provider would cause a major disruption to its business, although it could cause short-term limitations or disruptions.

Intellectual Property

The Company currently does not have any registered patents or trademarks.

All other intellectual property is in the form of trade secrets, business methods and know-how and is protected through intellectual assignment and confidentiality agreements with Company employees, advisors and consultants.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

DIRECTORS, OFFICERS, MANAGERS AND KEY PERSONS

The directors, officers, managers and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Seki Steve Lee	Chief Executive Officer, Co-Founder and Director	CEO and Founder of Aura Health Inc., 2015 – Present Responsible for sales, operations, and general CEO responsibilities	University of California, Berkeley & University of California, San Francisco, MTM, Master of Translational Medicine, 2015; University of California, Berkeley, B.A., Integrative Biology, 2014
Jungki Daniel Lee	Chief Product Officer, Co-Founder, Director	CPO of Aura Health Inc., 2015 – Present Responsible for leading product, design and brand and is responsible for the entire platform and larger product vision.	University of California, Santa Barbara (currently on leave)
Brian Richmond	Chief Data Officer	CDO at Aura Health Inc., 2018 – Present Responsible for personalization algorithm development, product intelligence, and user research.	Stony Brook University, Ph.D., Anthropological Sciences, 1998; Stony Brook University, Master's Degree, Anthropological Sciences, 1995; Rice University, Bachelor's Degree, Biology and History, 1990
Jerome Curlier	Chief Technology Officer	CTO of Aura Health Inc., 2019 -Present Responsible for designing backend microservices and ML infrastructure.	University of Washington, Master's Degree, Aeronautics & Astronautics, 1996; Florida Institute of Technology, Bachelor's Degree, Aerospace Engineering, 1994

Biographical Information

Seki Steve Lee: Steve is the CEO and Co-Founder of the Company. Prior to Co-Founding the Company, Steve co-founded and led full-stack engineering alone at Wayfarer (his first startup). Before becoming an entrepreneur, Steve helped lead product at Series A start-ups such as Gauss Surgical (computer vision in operating rooms, Stanford StartX startup) and LaunchPad Central (Steve Blank's Lean Startup software for enterprises). Steve has built three healthcare non-profit organizations, both locally and globally, starting at age 19. He is a Master of Translational Medicine graduate from UCSF and UC Berkeley, the most well-known bioengineering & healthcare entrepreneurship program in the country. At UC Berkeley, received Highest Honors and the Marian Diamond Award, only awarded to two graduating undergraduate scientists. Steve is a winner of the Forbes 30 under 30 - Social Impact.

Jungki Daniel Lee: Daniel is the Chief Product Officer and Co-Founder of the Company. He leads product, design, and brand at the Company as the product executive responsible for the entire platform and the larger product vision. Prior to Co-Founding the Company, Daniel co-founded and designed Wayfarer with his brother, Steve. Daniel is on leave from UC Santa Barbara, and is a winner of the Forbes 30 under 30 - Social Impact.

Brian Richmond: Brian is the Chief Data Officer of the Company. He is a data scientist who leads the Company's personalization algorithm development, product intelligence, and user research. Previously, Brian was at WeWork where he founded the People Analytics team to leverage data science for People-related decisions. Brian is a former Assistant Professor of Anthropology and Chairman teaching research, data science, and analytics at George Washington University.

Jerome Curlier: Jerome is the Chief Technology Officer of the Company. He is a distributed systems engineer who architects the Company's backend microservices and ML infrastructure. Previously, Jerome was at Gigster leading engineering along with CTO, and at Microsoft where he led the development of Visual Studio. Jerome is a former founder & CTO and has led startups from early stages to growth.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company has 6 employees. The Company also utilizes independent contractors and advisors.

CO-ISSUER

Aura Health CF Investors SPV, LLC is the Co-Issuer (the "**Co-Issuer**") and is located at 1 Ferry Building, Suite 201, San Francisco, CA 94111, United States.

The Co-Issuer was organized as a Limited Liability Company in the United States under the jurisdiction of Delaware in the year 2023. There is no website for the Co-Issuer.

The Company has formed the 100% owned Co-Issuer solely for issuing the Securities under the previously completed Regulation CF Offering. The Co-Issuer serves merely as a conduit for investors to invest in the Company and does not have a separate business purpose. Investors in the Co-Issuer will achieve the same economic exposure, voting power (which is none) and ability to assert State and Federal law rights and achieve the same disclosures as if they had invested directly in the Company. The Co-Issuer maintains a one-to-one relationship between the number, denomination, type and rights of Company securities it owns and the number, denomination, type and rights of its securities outstanding. The Co-Issuer cannot borrow or raise funds on its own account. There is no material difference between an investment in the Company and the Co-Issuer.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The following description summarizes the most important terms of the Company's capital stock. This summary does not purport to be complete and is qualified in its entirety by the provisions of our Amended and Restated Certificate of Incorporation. For a complete description of our capital stock, you should refer to our Amended and Restated Certificate of Incorporation and to the applicable provisions of Delaware law.

On January 31, 2023, the Company's board of directors and shareholders effected a 1 for 4.01977461 forward stock split and the Company filed an Amended and Restated Certificate of Incorporation to increase it authorized capital stock and to create a new class of securities, entitled Non-Voting Preferred Stock. On December 4, 2023, the Company filed an Amended and Restated Certificate of Incorporation to increase its authorized Preferred Stock and to designate four additional series of Non-Voting Preferred Stock. Further, on March 8, 2024, the Company filed another Amended and Restated Certificate of Incorporation to further increase its authorized Preferred Stock and to add an additional series of Non-Voting Preferred Stock. Finally, on or around June 4, 2024, the Company filed another Amended and Restated Certificate of Incorporation to further increase its authorized Preferred Stock, along with its Non-Voting Preferred Stock Series A-5. As a result, the Company's authorized capital stock consists of (i) 86,000,000 shares of common stock, par value $0.00001 per share (the "**Common Stock**"), and (ii) 30,992,216 shares of Preferred Stock, $0.00001 par value per share (the "**Preferred Stock**"). The first series of Preferred Stock consists of 16,597,927 shares of Preferred Stock, and is designated Series Seed Preferred Stock (the "**Series Seed Preferred Stock**"). The second series of Preferred Stock consists of 4,400,000 shares of Preferred Stock, and is designated Non-Voting Preferred Stock (the "**Non-Voting Preferred Stock**"). The third series of Preferred Stock consists of 3,739,156 shares of Preferred Stock, and is designated Non-Voting Preferred Stock Series A-1 (the "**Non-Voting Preferred Stock Series A-1**"). The fourth series of Preferred Stock consists of 1,365,316 shares of Preferred Stock, and is designated Non-Voting Preferred Stock Series A-2 (the "**Non-Voting Preferred Stock Series A-2**"). The fifth series of Preferred Stock consists of 1,556,235 shares of Preferred Stock, and is designated Non-Voting Preferred Stock Series A-3 (the "**Non-Voting Preferred Stock Series A-3**"). The sixth series of Preferred Stock consists of 133,582 shares of Preferred Stock, and is designated Non-Voting Preferred Stock Series A-4 (the "**Non-Voting Preferred Stock Series A-4**"). The seventh series of Preferred Stock consists of 3,200,000 shares of Preferred Stock, and is designated Non-Voting Preferred Stock Series A-5 (the "**Non-Voting Preferred Stock Series A-5**").

Additionally, the Company has established the 2017 Equity Incentive Plan for which 6,783,120 shares are authorized for issuance thereunder.

As of the date of this Form C-AR, (i) 36,177,954 shares of Common Stock; (ii) 16,597,922 shares of Series Seed Preferred Stock; (iii) 3,056,091 shares of Non-Voting Preferred Stock; (iv) 3,739,156 shares of Non-Voting Preferred Stock Series A-1; (v) 1,323,573 shares of Non-Voting Preferred Stock Series A-2; (vi) 1,556,235 shares of Non-Voting Preferred Stock Series A-3; (vii) 111,321 shares of Non-Voting Preferred Stock Series A-4; and (viii) 2,795,745 shares of Non-Voting Preferred Stock Series A-5 are issued and outstanding. Additionally, the Company has 3,163,451 options to purchase Common Stock issued and outstanding, certain of which are subject to vesting requirements, and an additional 3,619,670 options available for issuance, under the 2017 Equity Incentive Plan. Additionally, 140,998 options to purchase Common Stock have been issued outside of the 2017 Equity Incentive Plan and 300,000 warrants to purchase Common Stock are issued and outstanding.

Outstanding Capital Stock

As of the date of this Form C-AR, the Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	36,177,954
Par Value Per Share	$0.00001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
Other Rights	Right to two (2) seats on the Board of Directors
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Common Stock which may dilute the Security.

Type	Series Seed Preferred Stock
Amount Outstanding	16,597,927
Par Value Per Share	$0.00001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
Other Rights	(a) Original Issue Price of $0.1744 per share; (b) Right to receive dividends equal to Original Issue Price when declared (non-cumulative) (c) Liquidation Preference equal to greater of Original Issue Price, plus any dividends declared but unpaid, or such amount per share as would have been payable had all shares converted into Common Stock; (d) Right to convert into Common Stock at any time at the Original Issue Price; (e) Automatic conversion into Common Stock upon $30 million in gross proceeds raised by the Company in a public offering; (f) Protective provisions so long as shares of Series Seed Preferred Stock are outstanding
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Series Seed Preferred Stock which may dilute the Security.

Type	Non-Voting Preferred Stock*
Amount Outstanding	3,056,091
Par Value Per Share	$0.00001
Voting Rights	None
Anti-Dilution Rights	None
Other Rights	(a) Original Issue Price of $1.00 per share; (b) Right to receive dividends equal to Original Issue Price when declared (non-cumulative) (c) Liquidation Preference equal to greater of Original Issue Price, plus any dividends declared but unpaid, or such amount per share as would have been payable had all shares converted into Common Stock; (d) Right to convert into Common Stock at any time at the Original Issue Price; (e) Automatic conversion into Common Stock upon $30 million in gross proceeds raised by the Company in a public offering;
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Non-Voting Preferred Stock which may dilute the Security.

*Investment made through Aura Health CF Investors SPV, LLC, a special purpose investment vehicle exempt from registration under the Investment Company Act pursuant to Rule 270.3a-9 promulgated under the Securities Act of 1933.

Type	Non-Voting Preferred Stock Series A-1
Amount Outstanding	3,739,156
Par Value Per Share	$0.00001
Voting Rights	None
Anti-Dilution Rights	None
Other Rights	(a) Original Issue Price of $0.2833 per share; (b) Right to receive dividends equal to Original Issue Price when declared (non-cumulative) (c) Liquidation Preference equal to greater of Original Issue Price, plus any dividends declared but unpaid, or such amount per share as would have been payable had all shares converted into Common Stock; (d) Right to convert into Common Stock at any time at the Original Issue Price; (e) Automatic conversion into Common Stock upon $30 million in gross proceeds raised by the Company in a public offering;
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Non-Voting Preferred Stock Series A-1 which may dilute the Security.

Type	Non-Voting Preferred Stock Series A-2
Amount Outstanding	1,323,573
Par Value Per Share	$0.00001
Voting Rights	None
Anti-Dilution Rights	None
Other Rights	(a) Original Issue Price of $0.5989 per share; (b) Right to receive dividends equal to Original Issue Price when declared (non-cumulative) (c) Liquidation Preference equal to greater of Original Issue Price, plus any dividends declared but unpaid, or such amount per share as would have been payable had all shares converted into Common Stock; (d) Right to convert into Common Stock at any time at the Original Issue Price; (e) Automatic conversion into Common Stock upon $30 million in gross proceeds raised by the Company in a public offering;
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Non-Voting Preferred Stock Series A-2 which may dilute the Security.

Type	Non-Voting Preferred Stock Series A-3
Amount Outstanding	1,556,235
Par Value Per Share	$0.00001
Voting Rights	None
Anti-Dilution Rights	None
Other Rights	(a) Original Issue Price of $0.7486 per share; (b) Right to receive dividends equal to Original Issue Price when declared (non-cumulative) (c) Liquidation Preference equal to greater of Original Issue Price, plus any dividends declared but unpaid, or such amount per share as would have been payable had all shares converted into Common Stock; (d) Right to convert into Common Stock at any time at the Original Issue Price; (e) Automatic conversion into Common Stock upon $30 million in gross proceeds raised by the Company in a public offering;
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Non-Voting Preferred Stock Series A-3 which may dilute the Security.

Type	Non-Voting Preferred Stock Series A-4
Amount Outstanding	111,321
Par Value Per Share	$0.00001
Voting Rights	None
Anti-Dilution Rights	None
Other Rights	(a) Original Issue Price of $0.8983 per share; (b) Right to receive dividends equal to Original Issue Price when declared (non-cumulative) (c) Liquidation Preference equal to greater of Original Issue Price, plus any dividends declared but unpaid, or such amount per share as would have been payable had all shares converted into Common Stock; (d) Right to convert into Common Stock at any time at the Original Issue Price; (e) Automatic conversion into Common Stock upon $30 million in gross proceeds raised by the Company in a public offering;
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Non-Voting Preferred Stock Series A-4 which may dilute the Security.

Type	Non-Voting Preferred Stock Series A-5*
Amount Outstanding	2,795,745
Par Value Per Share	$0.00001
Voting Rights	None
Anti-Dilution Rights	None
Other Rights	(a) Original Issue Price of $1.15 per share; (b) Right to receive dividends equal to Original Issue Price when declared (non-cumulative) (c) Liquidation Preference equal to greater of Original Issue Price, plus any dividends declared but unpaid, or such amount per share as would have been payable had all shares converted into Common Stock; (d) Right to convert into Common Stock at any time at the Original Issue Price; (e) Automatic conversion into Common Stock upon $30 million in gross proceeds raised by the Company in a public offering;
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Non-Voting Preferred Stock Series A-5 which may dilute the Security.

*Investment made through Aura Health CF Investors SPV, LLC, a special purpose investment vehicle exempt from registration under the Investment Company Act pursuant to Rule 270.3a-9 promulgated under the Securities Act of 1933.

Outstanding Options, SAFEs, Convertible Notes, Warrants

As of the date of this Form C-AR, the Company has the following additional securities outstanding:

Type	Option to Purchase Common Stock Issued Under the 2017 Equity Incentive Plan
Shares Issuable Upon Exercise	3,163,451*
Voting Rights	The holders of Options to purchase Common Stock are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Each Option, upon exercise, grants the holder of such Option, the right to purchase shares of Common Stock at a pre-determined price.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Options under the 2017 Equity Incentive Plan which may dilute the Security.

*Certain options are subject to vesting requirements.

Type	Option to Purchase Common Stock Issued Outside of the 2017 Equity Incentive Plan
Shares Issuable Upon Exercise	140,998*
Voting Rights	The holders of Options to purchase Common Stock are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Each Option, upon exercise, grants the holder of such Option, the right to purchase shares of Common Stock at a pre-determined price.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Options outside of the 2017 Equity Incentive Plan which may dilute the Security.

*Certain options are subject to vesting requirements.

Type	KISS Notes
Face Value	$100,000
Voting Rights	The holders of KISS Notes are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation cap of 17,000,000; Discount of 20%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional KISS Notes which may dilute the Security.

Type	SAFE (Simple Agreement for Future Equity)
Face Value	$25,000
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation cap of $40,000,000; Discount of 20%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs which may dilute the Security.

Type	Crowd SAFE (Simple Agreement for Future Equity)
Face Value	$490,906
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation cap of $55,000,000
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Crowd SAFEs which may dilute the Security.

Type	Warrant to Purchase Common Stock
Shares Issuable Upon Exercise	300,000
Voting Rights	The holders of Warrants to purchase Common Stock are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Each Warrant, upon exercise, grants the holder of such Warrant, the right to purchase shares of Common Stock at a pre-determined price.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Warrants which may dilute the Security.

Type	SAFE (Simple Agreement for Future Equity)
Face Value	$200,000
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation cap of $50,000,000; Discount of 5%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs which may dilute the Security.

Type	SAFE (Simple Agreement for Future Equity)
Face Value	$360,000
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation cap of $60,000,000; Discount of 5%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs which may dilute the Security.

Type	SAFE (Simple Agreement for Future Equity)
Face Value	$125,465
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation cap of $50,000,000; Discount of 20%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs which may dilute the Security.

Voting, Investor Rights and Right of First Refusal and Co-Sale Agreements

The Company is a party to a certain Amended and Restated Voting Agreement under which the Company, preferred stockholders, including the Co-Issuer, and certain other key stockholders have agreed to, among other things (i) voting provisions to increase the authorized Common Stock of the Company and (ii) a drag-along right.

The Company also is a party to a certain Amended and Restated Investors' Rights Agreement under which the Company and certain investors, including the Co-Issuer, agreed to provide (i) registration rights, (ii) restrictions on transfer; (iii) certain information and observer rights, and (iv) right of first offer.

The Company also is a party to a certain Amended and Restated Right of First Refusal and Co-Sale Agreement under which the Company and certain investors, including the Co-Issuer, agreed to, among other things (i) a right of first refusal, (ii) a right of co-sale, (iii) prohibited and exempt transfers, and (iv) a lock-up period with respect to any initial public offering of the Company's securities.

The Company has also entered into Management Rights letters with certain key investors in which the Company has agreed to provide such key investors certain contractual management rights.

Voting and Control

The Securities do not have voting rights unless otherwise provided for by the Company. Moreover, each Investor in the Securities is not entitled to vote on any matter or to call for an annual or special shareholders meeting. As a result, the Investors have no voting or control over any corporate matters of the Company, including additional issuance of securities, Company repurchase of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Investors in the Co-Issuer indirectly hold only Class B Common Stock and are completely passive investors.

Each Investor has agreed to vote or cause to be voted all Securities (and underlying shares of Non-Voting Preferred Stock Series A-5) owned by such Investor, or over which such Investor has voting control, from time to time and at all times, in whatever manner as shall be necessary to increase the number of authorized shares of Common Stock or Preferred Stock, or a series thereof, as applicable, from time to time to ensure that there will be sufficient shares of

Common Stock available for conversion of all of the series of Preferred Stock outstanding at any given time, or for conversion of outstanding convertible securities.

In the event that the Delaware General Corporation Law or other applicable law requires the holders of the Securities to vote on any particular matter (including composition of the Board or a Sale of the Company), all Investors holding the Securities have agreed to vote, or cause to be voted, all such shares of the Securities owned by such Investor, or over which such Investor has voting control, from time to time and at all times, in whatever manner as shall be necessary to accomplish the purpose of the Voting Agreement.

Drag-Along Right

In the event that (i) the holders of a majority of the shares of Common Stock then issued or issuable upon conversion of the shares of Series Seed Preferred Stock (the "**Selling Investors**"); (ii) the Board of Directors; and (iii) the holders of a majority of the then outstanding shares of Common Stock (other than those issued or issuable upon conversion of the shares of Series Seed Preferred Stock), voting as a separate class, approve a Sale (as that term is defined in the Governing Agreements) of the Company then, in addition to any other vote or consent required by law or the Company's COI or Bylaws, each Stockholder has agreed to vote or cause to be voted all Shares owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to in favor of, and adopt, such Sale and to execute and deliver all related documentation and take such other action in support of the Sale as shall reasonably be requested by the Company in order to carry out the terms and provisions of the Voting Agreement, including without limitation executing and delivering instruments of conveyance and transfer, and any purchase agreement, merger agreement, indemnity agreement, escrow agreement, consent, waiver, governmental filing, share certificates duly endorsed for transfer (free and clear of impermissible liens, claims and encumbrances) and any similar or related documents.

Right of First Refusal and Right of Co-Sale

Stockholders have granted to the Company a Right of First Refusal to purchase all or any portion of Shares that such Stockholder may propose to a transferee, at the same price and on the same terms and conditions as those offered to the transferee. If the Company does not exercise its right as to all offered Shares, then specified Investors shall have a right of refusal to purchase all or a portion of their pro rata Portion of the offered Shares, at the same price and on the same terms and conditions as those offered to the transferee.

Additionally, if all or any portion of the Shares are not purchased pursuant to the Right of First Refusal and such Shares are to be sold to a proposed transferee, each Investor may elect to exercise its Right of Co-Sale and participate on a pro rata basis in the sale to a proposed transferee, at the same price and on the same terms and conditions as those offered to the transferee.

Dilution

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that Investors may eventually have in the Company. The Investor's stake in the Company could be diluted due to the Company issuing additional shares of stock or other convertible securities to other parties. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned.

Outstanding Debt

As of the date of this Form C-AR, the Company has the following material debt outstanding:

Type	Unsecured Loan Advances from Company CEO
Amount Outstanding	$6,468
Interest Rate and Amortization Schedule	0%
Description of Collateral	Unsecured
Maturity Date	None

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued/Holders	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Crowd SAFE (Simple Agreement for Future Equity)	$490,906	958	Product Development and General Working Capital	December 8, 2022	Regulation CF
SAFE (Simple Agreement for Future Equity)	$836,556*	15	Product Development and General Working Capital	From August 10, 2021 through September 13, 2022	Section 4(a)(2)
KISS Notes	$1,215,904**	12	Product Development and General Working Capital	From December 4, 2019 through August 13, 2020	Section 4(a)(2)
Option to Purchase Common Stock	N/A	3,280,212	N/A	From March 22, 2018 through January 31, 2024	Rule 701
SAFE (Simple Agreement for Future Equity)	$1,465,000***	10	Product Development and General Working Capital	From March 16, 2023 through April 20, 2023	Section 4(a)(2)
Non-Voting Preferred Stock ****	$2,998,536	3,056,091	Product Development and General Working Capital	April 30, 2023	Reg. CF
SAFE (Simple Agreement for Future Equity)	$360,000	3	Product Development and General Working Capital	From June 16, 2023 through August 1, 2023	Section 4(a)(2)
Non-Voting Preferred Stock Series A-5 *****	$1,925,127	1,728,781	Product Development and General Working Capital	May 8, 2024	Reg. CF
Non-Voting Preferred Stock Series A-5 ******	$1,206,306	1,071,420	Product Development and General Working Capital	July 15, 2024	Reg CF

*   All SAFE Notes, except for $150,465 of such notes, were converted into Non-Voting Preferred Stock Series A-2 on December 6, 2023.

**   All KISS Notes, except for $100,000 of such notes, were converted into Non-Voting Preferred Stock Series A-2 on December 6, 2023.

***   All SAFE Notes, except for $100,000 of such notes, were converted into Non-Voting Preferred Stock Series A-3 and Non-Voting Preferred Stock Series A-4 ($100,000) on December 6, 2023.

****   Investment made through Aura Health CF Investors SPV, LLC, a special purpose investment vehicle exempt from registration under the Investment Company Act pursuant to Rule 270.3a-9 promulgated under the Securities Act of 1933. Includes 57,570 bonus shares of Non-Voting Preferred Stock issued as Perks.

*****   Includes 55,628 bonus shares issued to investors. Does not include investor processing fees paid by the investors. Investment made through Aura Health CF Investors SPV, LLC, a special purpose investment vehicle exempt from registration under the Investment Company Act pursuant to Rule 270.3a-9 promulgated under the Securities Act of 1933.

****** Includes 21,392 bonus shares and 1,936 loyalty shares issued to investors. Does not include investor processing fees paid by the investors. Investment made through Aura Health CF Investors SPV, LLC, a special purpose investment vehicle exempt from registration under the Investment Company Act pursuant to Rule 270.3a-9 promulgated under the Securities Act of 1933.

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Seki Steve Lee	21,981,542 shares of Common Stock	41.65%
Jungki Daniel Lee	14,196,413 shares of Common Stock	26.90%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and in the financial statements attached hereto as Exhibit B, in addition to the following information.

Cash and Cash Equivalents

As of March 31, 2025, the Company had an aggregate of approximately $2,688,647 in cash and cash equivalents (including accounts receivable), leaving the Company with significant runway. Runway is calculated by dividing cash-on-hand by average monthly net loss (if any).

Liquidity and Capital Resources

In April 2024, the Company completed an offering of Non-Voting Preferred Stock Series A-5 pursuant to Regulation CF and raised $1,925,127. Additionally, in July 2024, the Company completed an offering of Non-Voting Preferred Stock Series A-5 pursuant to Regulation CF and raised $1,206,306.

The Company has historically been capitalized by raising capital through securities offerings. The Company plans to continue to try to raise additional capital through crowdfunding offerings, equity issuances, or any other method available to the Company.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

The Company has ascribed no valuation to the Company; the Securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. Please see the financial statements attached as Exhibit B.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. “Member of the family” as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer. Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

(a) From October 2016 to March 2017, Steve Lee, the Company's Chief Executive Officer, provided three (3) loan advances to the Company in the aggregate amount of $6,468. The balance as of March 31, 2025 was $6,468. These loan advances do not carry an interest rate and do not have a maturity date.

EXHIBIT B
FINANCIALS (UNAUDITED)
(EXHIBIT B TO FORM C-AR)
April 30, 2025

Aura Health Inc.



Aura Health, Inc.
Balance Sheet
As of December 31, 2024

		JANUARY - DECEMBER 2024
		Total
ASSETS		
Current Assets		
Total Cash Accounts	$	2,140,097.03
Total Accounts Receivable	$	341,262.89
Total Other Current Assets	$	640,056.31
Total Current Assets	$	3,121,416.23
Total Fixed Assets	$	-
TOTAL ASSETS	$	3,121,416.23
LIABILITIES AND EQUITY		
Liabilities		
Total Current Liabilities	$	3,445,297.22
Total Long-Term Liabilities	$	-
Total Liabilities	$	3,445,297.22
Equity		
Additional Paid-In Capital		
Common Stock	$	31.60
Convertible Securities	$	1,215,884.00
Cost of Financing- Convertible Securities	$	(2,820.75)
Total Convertible Securities	$	1,213,063.25
Equity Crowdfunding	$	6,474,935.02
Cost of Financing - Equity Crowdfunding	$	(1,864,915.27)
Total Equity Crowdfunding	$	4,610,019.75
Retained Earnings	$	(10,302,534.54)
SAFE Convertible Securities	$	2,711,556.00
Cost of Financing- SAFE Convertible Securities	$	(500.00)
Total SAFE Convertible Securities	$	2,711,056.00
Series Seed	$	2,699,998.75
Cost of Financing- Series Seed	$	(39,156.27)
Total Series Seed	$	2,660,842.48
Net Income	$	(1,216,359.53)
Total Equity	$	(323,880.99)
TOTAL LIABILITIES AND EQUITY	$	3,121,416.23

Friday, Mar 07, 2025 06:29:00 PM GMT-8 - Accrual Basis

Aura Health, Inc.
Profit and Loss
January - December 2024

		<u>Total</u>
Total Income	$	7,277,916
Cost of Goods Sold	$	2,130,275
Gross Profit	$	5,147,642
Expenses	$	6,316,315
Net Operating Income	$	(1,168,674)
Other Income	$	82,925
Other Expenses	$	130,611
Net Other Income	$	(47,686)
Net Income	**$**	**(1,216,360)**